PARAMOUNT RESOURCES LTD.
Calgary, Alberta

January 5, 2007

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNOUNCES MANAGEMENT FOR SPINOUT COMPANY

Paramount Resources Ltd. is pleased to announce the persons who are to comprise the senior management and board of directors of the new public corporation to be formed from the proposed spinout transaction involving Paramount's MacKenzie Delta and Colville Lake interests in northern Canada. The spinout transaction is subject to shareholder, court and regulatory approval. The special meeting of shareholders to consider the transaction is scheduled for January 11, 2007.

The new corporation is to be known as MGM Energy Corp. The Chief Executive Officer of MGM Energy is to be Mr. Clayton H. Riddell, Paramount's Chairman and Chief Executive Officer, and the President is to be Mr. Henry W. Sykes, who was previously the President of ConocoPhillips Canada Corp. Mr. James H. T. Riddell, Paramount's President and Chief Operating Officer, will be the Executive Chairman of MGM Energy. The Chief Financial Officer and Corporate Secretary of MGM Energy initially will be Bernard K. Lee and Charles E. Morin, respectively. Messrs Lee and Morin currently hold the same positions with Paramount.

The board of directors of MGM Energy is to consist of Clayton H. Riddell, Henry W. Sykes, James H. T. Riddell and the following five independent directors:

-	Michael N. Chernoff, former President and Chairman of the Board of Pacalta Resources Ltd. and currently a director of EnCana Corporation and Canadian Hydro Developers Inc.

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Daryl H. Gilbert, former principal, President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (now GLJ Petroleum Consultants Ltd.), a petroleum engineering firm, and currently a director of numerous public companies

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Robert B. Hodgins, former Chief Financial Officer of Pengrowth Corporation, administrator of Pengrowth Energy Trust, and TransCanada Pipelines Limited, former Vice President & Treasurer of Canadian Pacific Limited and currently a director of numerous public companies

-	Robert B. Peterson, former Chairman of the Board and Chief Executive Officer of Imperial Oil Ltd., former director of Fording Inc. and currently a director of the Royal Bank of Canada

-	Robert R. Rooney, former partner of a national law firm and currently a director of Cordero Energy Inc., Temple Energy Inc. and numerous other public companies

The information circular for the special meeting of shareholders is available through the internet on Paramount's website and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994